Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

RBR GLOBAL, INC.

1540 International Parkway, Suite 3030
Lake Mary, Florida 32746
(321) 384-7300
www.rbrglobal.co

Up to $5,000,000.00 in Common Stock at $1.00 per Share
Minimum Target Amount: $25,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

RBR Global, Inc.

1540 International Parkway, Suite 3030
Lake Mary, Florida 32746

State of Incorporation: Nevada

Date of Incorporation: May 3, 2006

ELIGIBILITY

- The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Company is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- The Company is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   ☐ Yes   ☒ No

DIRECTORS OF THE COMPANY

Richard DiBiase
October 28, 2021 to present
Principal Occupation: CEO
Employer: RBR Global, Inc.
Employer's Principal Business: merchant capital advances

Richard DiBiase has over 15 years of experience in financial markets. He has successfully managed a nine-figure diversified portfolio while conducting thorough company research and advanced analytics. He has a strong track record of identifying a number of start-ups that have yielded significant returns. One of which was an import and export company where he led the division that oversaw the issuance of credit facilities and bank letters of credit with valuations in excess of over $75 million to $100 million. He also oversaw the purchase and distribution of over $250 million in product sales by the third year in business. While under the leadership of Mr. DiBiase, the company had growth of 100% - 250% annually in product sales and revenues. During his tenure there, he learned how to structure financing of very large international deals and that is where he realized the real revenue potential of being on the financing end of transactions. As a past consultant to many CEO's of publicly traded technology companies, he gained a unique perception for analyzing information. This has allowed him to prepare plans best suited to individual clients' requirements; as well as, providing clients with information on new and existing products and services. By communicating complex information to clients, directly and efficiently, he has been able to bridge the gap of knowledge for his clients to maximize their options. He has also assisted clients with structuring over $1B in convertible debt financing's through Luxembourg based securitization platforms and has a robust global network.

David Bosses
November 8, 2022 to present
Principal Occupation: Independent Director
Employer: RBR Global Inc
Employer's Principal Business: Merchant Cash Advances

An accomplished CFO and M&A professional with extensive experience partnering with CEO's in all aspects of operations including, growth strategies, enhancing efficiencies and increasing profitability often in the pursuit of eventual monetization events. David has extensive experience in operations, financial management, business processes, operational metrics development, commercial negotiations, executive compensation plans, M&A, due diligence, and litigation issues. David can apply high-caliber strategic thinking, business expertise and exceptional analytical skills to whatever task is at hand. Exceptionally adept at partnering with business leaders to identify risks and opportunities leading to the development and implementation of programs that maximize profitability. Naturally flexible in approach to problem solving, David is able to champion multiple projects within fast-moving environments to exploit opportunities and implement solutions promptly.

David Petrosinelli
November 8, 2022 to present
Principal Occupation: Independent Director
Employer: RBR Global Inc
Employer's Principal Business: Merchant Cash Advances

As a fixed income trader and market strategist with more than 25 years of experience, David brings deep knowledge and unique perspectives to InspereX's clients. His background includes sales, trading and portfolio management of mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, collateralized loan obligations, and collateralized mortgage obligations. Before joining InspereX (formerly known as Incapital) in 2020, he served as a Managing Director at Brean Capital and previously held various positions with Piper Sandler Companies and Shay Asset Management. David closely monitors underlying trends within the bond markets and how those markets are shaped by both American policymakers and the global macro economy. David is a seasoned, capital markets business builder with a demonstrated track record of success launching new product lines and raising capital to support business expansion. He earned a bachelor's degree in accounting and finance from Northeastern University and an MBA in economics and finance from Loyola University Chicago. He is a CFA Charterholder and holds FINRA Series 7 and 63 licenses. He is based in New York City.

OFFICERS OF THE COMPANY

Richard DiBiase
October 28, 2021 to present
Title: CEO and Acting Principal Accounting Officer

Richard DiBiase has over 15 years of experience in financial markets. He has successfully managed a nine-figure diversified portfolio while conducting thorough company research and advanced analytics. He has a strong track record of identifying a number of start-ups that have yielded significant returns. One of which was an import and export company where he led the division that oversaw the issuance of credit facilities and bank letters of credit with valuations in excess of over $75 million to $100 million. He also oversaw the purchase and distribution of over $250 million in product sales by the third year in business. While under the leadership of Mr. DiBiase, the company had growth of 100% -

250% annually in product sales and revenues. During his tenure there, he learned how to structure financing of very large international deals and that is where he realized the real revenue potential of being on the financing end of transactions. As a past consultant to many CEO's of publicly traded technology companies, he gained a unique perception for analyzing information. This has allowed him to prepare plans best suited to individual clients' requirements; as well as, providing clients with information on new and existing products and services. By communicating complex information to clients, directly and efficiently, he has been able to bridge the gap of knowledge for his clients to maximize their options. He has also assisted clients with structuring over $1B in convertible debt financing's through Luxembourg based securitization platforms and has a robust global network.

Mark Powers
November 8, 2021 to present
Title: Vice President, Business Development

Mark Powers is a 25 year Wall Street management executive who has extensive experience with high caliber firms in private equity and multi asset institutional program and electronic trading. Mark started his career in investment banking at Deutsche Morgan Grenfell and has held several senior level management positions on the electronic trading side for firms such as Instinet, "Citi, Lime Brokerage, and the Bank of Montreal. Leadership, attention to detail, knowledge of operating sales and trading units have allowed him to excel in his career. He has been involved in all aspects of management of these business units which include compliance (application of FINRA rules and regulations) budgetary structure, and human resources. In conjunction with Mark's management experience operating business units in large institutions, he also has held the position of CEO at a FINRA registered broker dealer - Marco Polo Securities. As CEO, Mark was responsible for the day to day operations of the broker dealer, financial budgets, team management, compliance obligations, and client service obligations. In the private equity space, Mark has held senior positions at Pi Capital, Pogo Capital, and MRP Consulting Corporation. Pogo Capital and MRP Consulting Corporation are entities that are managed by Mark in all aspects of the business. Mark holds a Bachelor of Arts (Honors) from the University of Delaware and a JD/MBA from Villanova University.

PRINCIPAL SECURITYHOLDERS

The following table sets out, as of February 8, 2023, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 20% of any class of the Company's voting securities or having the right to acquire those securities. The table summarizes shares as "beneficial ownership", and vested options as "beneficial ownership acquirable".

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (1)
Bryan Bardes (2)	Common Stock	66,701,665	n/a	28.642%
David Bosses (3)	Common Stock	50,000	n/a	0.021%
Ray Carapella (4)	Common Stock	65,604,167	n/a	28.171%
Richard DiBiase (5)	Common Stock	65,839,168	n/a	28.272%
	Series A Preferred Stock	1	n/a	100%

| David Petrosinelli (6) | Common Stock | 50,000 | n/a | 0.021% |

(1) The calculation in this column is based upon 232,876,593 shares of common stock outstanding on February 8, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the subject securities. Shares of common stock that are currently exercisable or exercisable within 60 days of February 8, 2023 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage beneficial ownership of such person, but are not treated as outstanding for the purpose of computing the percentage beneficial ownership of any other person.

(2) Mr. Bardes is not an officer or director of the Company.

(3) Mr. Bosses is a director of the Company.

(4) Mr. Carapella is not an officer of director of the Company.

(5) Mr. DiBiase is the CEO, acting CFO and a director of the Company. The Series A Preferred Stock has voting rights equal to the total number of common shares outstanding at the time of conversion plus 1,000,000 common shares.

(6) Mr. Petrosinelli is a director of the Company.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Overview

RBR Global, Inc. (the "Company" or "RBR Global") is a small business funding company which places an emphasis upon financing businesses that have a proven track record, rather than a perfect credit score. Most of the team at RBR Global have owned small businesses and are aware of the financial challenges that come with being small business owners.

The Company's average size individual cash advance is approximately $60,000 and average term of each cash advance 120 business days. RBR Global earns an average of 35% in revenue on each cash advance (before bad debts and charge offs). In the past 12 months, RBR Global has funded over $8,000,000 in cash advances to more than 100 small businesses throughout the United States.

Established in 2019, the Company has grown quickly to over 18 full-time employees. Initially purchasing a small portfolio of cash advances in the fourth quarter of 2019 and hiring key personnel experienced in the industry, RBR Global spent the majority of first quarter and second quarter of 2020 building out its corporate headquarters and staffing its underwriting department during the initial onset and throughout the continued global pandemic. While many merchant cash advance portfolios were decimated during the COVID-19 outbreak, RBR Global's remained strong as it was not overly concentrated in the industries that were hit the hardest: retail, dine-in restaurants, and bars. As businesses began opening back up and the country got back on its feet, RBR Global rolled out an aggressive nationwide marketing campaign in third quarter. Utilizing a combination of radio and television, digital marketing campaigns, and networking within the industry, RBR Global is now receiving an average of 50 to 125 applications for funding per day. In order to handle the influx in business and increase our processing capacity, the Company recently opened an office in Atlanta specifically focused on underwriting.

The Company's business operations focus on the following: The Company facilitates eligible merchants to secure cash advances and accelerate the growth of their business by providing access to simple, fast, and convenient working capital under Merchant Cash Advances ("MCAs"). The Company earns fees from MCAs issued to third parties. These fees consist of fees charged for underwriting costs and income from the MCAs for the aggregate amount of future receivables purchased in excess of the cash advanced. The Company issues MCAs to eligible merchants. The Company evaluates identified underwriting criteria such as, but not limited to, historical sales data prior to purchasing the eligible merchant's future receivables to help ensure collectability. The Company purchases an agreed-upon amount of future sales and collects a fixed amount (which can be adjusted up or down on a periodic basis based on changes to the merchant's sales volume, on a weekly or daily basis (excluding bank holidays)), from the merchant's bank account via ACH, based on the terms of the agreement until the full amount of future receivables purchased has been collected.

Corporate History

RBR Global Inc. (formerly Channel Holdings Inc. and Universal Gold Mining Corp., hereinafter the "Company," "we," "us," "our," or "RBR Global") was incorporated on May 3, 2006, under the laws of the State of Nevada.

From inception in 2006 through March 18, 2013, the Company was an exploration stage gold mining company with its efforts initially focused on what it believed to be under-explored countries. As of March 18, 2013, the Company had not generated any revenue and ceased its exploration activities, all subsidiaries ceased operations accordingly.

From March 18, 2013, through December 31, 2018, the Company's activities consisted solely of seeking other business opportunities and potential merger candidates, none of which materialized.

On June 24, 2019, the Board of Directors and the majority shareholder of the Company approved changed from Universal Gold Mining Corp. to Channel Holdings Inc.

On September 13, 2021, the Board of Directors and the majority shareholder of the Company changed names to "RBR Global Inc."

Since October 29, 2021, the Company's business operations focused on facilitating Merchant Cash Advances.

Business Acquisitions, Mergers, & Reclassifications

On June 11, 2019, the Board of Directors of the Company approved the creation, out of the ten million (10,000,000) shares of Preferred Stock authorized, a series of the Preferred Stock consisting of One (1) share, $0.001 par value per share, to be designated "Series A Super Voting Preferred Stock". The corresponding "Certificate of Designation" was filed with the State of Nevada pursuant to NRS 78.1955 on June 11, 2019. The holder of the Series A Super Voting Preferred Stock shall be entitled to vote on all matters subject to a vote or written consent of the holders of the Company's Common Stock, and on all such matters, the share of Series A Super Voting Preferred Stock shall be entitled to that number of votes equal to the number of votes that all issued and outstanding shares of Common Stock and all other securities of the Company are entitled to, as of such date of determination, on a fully diluted basis, plus One Million (1,000,000) votes, it being the intention that the holder of the Series A Super Voting Preferred Stock shall have effective voting control of the Company, on a fully diluted basis. The holder of the Series A Super Voting Preferred Stock shall vote together with the holders of Common Stock as a single class.

On June 24, 2019, the Board of Directors and the majority shareholder of the Company approved the following actions (and filed the corresponding "Articles of Amendment" with the State of Nevada):

The Company's name changed from Universal Gold Mining Corp. to Channel Holdings Inc.

The authorized common shares of the Company decreased from 1,500,000,000 to 1,000,000,000.

The outstanding common shares of the Company decreased from 93,012,500 to 93,015 on a pro rata basis as a result of a 1,000 to 1 reverse split in which any fractional shares shall be rounded up.

On September 13, 2021, the Board of Directors and the majority shareholder of the Company approved a name change (and filed the corresponding "Articles of Amendment" with the State of Nevada). The Company's new name is "RBR Global Inc."

On October 29, 2021, the Company executed a share exchange with RBR Global LLC. The acquired company, RBR Global LLC, established in June 2019, is a business funding company which places an emphasis upon funding small to medium sized businesses that have a proven track record, rather than a perfect credit score. Small businesses depend on efficient and frictionless access to capital to purchase supplies and inventory, hire employees, market their businesses and invest in new potential growth opportunities. The Company issued 155,200,000 shares of its common stock to the members of RBR Global LLC and received in exchange 100% of the ownership interests in RBR Global LLC. Following the exchange, Richard DiBiase, Bryan Bardes and RJ Carapella each held 51,733,334 shares of our Company, respectively.

Industry Background and Trends

Our society has access to more information and data than ever, with seemingly less free time to learn and synthesize the information available. Many apps and software exist to ease our access to information, organize it and describe it, saving consumers time and encouraging efficiency.

Small Businesses are an Enormous Driver of the U.S. Economy

The growth and prosperity of small businesses are vital to the success of the U.S. economy and essential to the strength of local communities. According to the most recent data available from the U.S. Small Business Administration, there are 28 million small businesses in the United States. These small businesses contribute approximately 45% of U.S. non-agricultural gross domestic product and employ approximately 50% of the private workforce. Small businesses help build vibrant communities with local character and help support the growth of local economies. According to Civic Economics, spending at local retailers and restaurants returns to the local community on average more than double the amount per dollar spent as compared to spending at national chains.

Small Businesses Need Capital to Survive and Thrive

We believe that small businesses depend on efficient and frictionless access to capital to purchase supplies and inventory, hire employees, market their businesses and invest in new potential growth opportunities. The need for capital may be seasonal, such as an ice cream vendor hiring for the summer months or a retailer buying inventory in anticipation of the holiday season. It may also be sudden and unexpected, such as a restaurant responding to a last minute catering request or a manufacturer winning a valuable new contract that requires more raw materials. According to a survey by the Federal Reserve Bank of New York, ability to manage uneven cash flow was cited as the most frequent concern of small businesses. The payback period on these investments can be short while the return on investment may benefit the small business for years.

Small Businesses are Unique and Difficult to Assess

Small businesses are a diverse group spanning many different industries, stages in development, geographies, financial profiles and operating histories, historically making it difficult to assess creditworthiness in a uniform manner, and there is no widely-accepted credit score for small businesses. For example, a restaurant has a very different operating and financial profile from a retail store and both are very different from a doctor's office. Credit assessment is inherently difficult because small business data is constantly changing as the business evolves and is scattered across a myriad of online and offline sources, unlike consumer credit assessment where a lender can generally look to scores provided by consumer credit bureaus. This data includes financial data, credit data, government and public records, transactional data, online social data, accounting data and behavioral data. While much of this data is rapidly moving online, certain data remains predominantly offline. In addition, small businesses are not consistently covered by traditional credit bureaus. Once obtained, the data needs to be cleansed, normalized, weighted and analyzed to be useful in the credit scoring decision.

Small Businesses are not Adequately Served by Traditional Lenders

We believe traditional lenders face a number of challenges and limitations that make it difficult to address the capital needs of small businesses, such as:

- *Organizational and Structural Challenges*. The costly combination of physical branches and manually intensive underwriting procedures makes it difficult for traditional lenders to efficiently serve small businesses. They also serve a broad set of customers, including both consumers and enterprises, and are not solely focused on addressing the needs of small businesses.

- *Technology Limitations*. Many traditional lenders use legacy or third-party systems that are difficult to integrate or adapt to the shifting needs of small businesses. These technology limitations make it challenging for traditional lenders to aggregate new data sources, leverage advanced analytics and streamline and automate credit decisions and funding.

- *Products not Designed for Small Businesses*. Small businesses are not well served by traditional loan products. We believe that traditional lenders often offer products characterized by larger loan sizes, longer durations and rigid collateral requirements. By contrast, small businesses often seek small loans for short-term investments.

As a result, we believe that small businesses feel underserved by traditional lenders. According to the FDIC, the percentage of commercial and industrial loans with a balance less than $250,000 has declined from 20% of total dollars borrowed in 2004 to 13% in the second quarter of 2014. According to Oliver Wyman, 75% of small businesses are looking to borrow less than $50,000. In addition, according to the second quarter 2014 Wells Fargo-Gallup Small Business Index, only 25% of small businesses reported that obtaining credit was easy.

Challenges for Small Businesses

Small Business Owners are Time and Resource Constrained

We believe that small business owners lack many of the resources available to larger businesses and have fewer staff on which to rely for critical business issues. According to a survey by eVoice, time is viewed as the most valuable asset to small business owners. Small businesses typically do not employ a financial staff or internal advisors, and small business owners often act as both manager and employee. According to the same survey, 91% of small business owners perform three or more employee roles in any given day. Time spent inefficiently may mean lost sales, extra expenses and personal sacrifices.

Traditional Lending is not Geared Towards Small Businesses

Traditional lenders do not meet the needs of small businesses for a number of reasons, including the following:

- *Time Consuming Process*. According to a Harvard Business School study, the traditional borrowing process includes application forms which are time consuming to assemble and complete, long in-person meetings during business hours and manual procedures that delay decisions. Small businesses surveyed by the Federal Reserve Bank of New York indicated that the traditional funding process required them, on average, to dedicate 26 hours, contact 2.6 financial institutions and submit 2.7 loan applications.

- *Non-Tailored Credit Assessment*. There is no widely-accepted credit score for small businesses. Traditional lenders frequently rely upon the small business owner's personal credit as a primary indicator of the business's creditworthiness, even though it is not necessarily indicative of the business's credit profile. As a result, a creditworthy business may be denied funding or offered a product that fits poorly with its needs.

- *Product Mismatch*. According to Oliver Wyman, small businesses often seek small loans and evaluate their investment opportunities on a "dollars in, dollars out" basis, since the payback period is short. According to survey data reported by Oliver Wyman, 75% of small businesses are looking to borrow less than $50,000. Small businesses often seek small, short-term loans to fund short-term projects and investments, but are met with traditional loan products that feature large loan sizes, longer durations and rigid collateral requirements that are not well suited to their needs.

Alternatives to Traditional Bank Loans are Inadequate

Small businesses whose lending needs are not met by traditional bank loans have historically resorted to a fragmented landscape of products, including merchant cash advances, credit cards, receivables factoring, equipment leases and home equity lines, each of which comes with its own challenges and limitations. Merchant cash advances are expensive and limited to certain industries. Credit cards are pervasive but cannot be used for certain types of expenses and face limitations on size. Equipment leasing and receivables factoring both have a cumbersome application process and are only appropriate for specific use cases. Home equity lines have strict collateral requirements, are unappealing to business owners on a personal level and are challenging for businesses with multiple owners.

Modernization of Small Businesses

Small Businesses are Embracing Technology

The proliferation of technology is changing the way small business owners manage their operations. According to a National Small Business Association survey, 70% of small businesses view technology as very important to the success of a business. Small businesses are increasingly using technology to purchase inventory, pay bills, manage accounting and conduct digital marketing. According to the survey, 85% of small businesses purchase supplies online, 83% manage bank accounts online, 82% maintain their own website, 72% pay bills online and 41% use tablets for their business. We believe small business owners expect a user-friendly online borrowing experience.

The Digital Footprint of Small Businesses is Expanding

An increasing amount of information about small businesses is available electronically. Traditional data sources used to assess business creditworthiness, including government data, transactional information, bank accounts, public records and credit bureau data, are all transitioning online. In addition, many small businesses use social media such as Facebook, Twitter and LinkedIn to interact with customers, partners and stakeholders and manage their online business listings on review sites such as Yelp. A National Small Business Association survey reports that 73% of small businesses use a social media platform for their online strategies. This vast amount of real-time digital data about small businesses can be used to generate valuable insights that help better assess the creditworthiness of a small business.

The Opportunity

The small business lending market is vast and underserved. According to the FDIC, there were $178 billion in business loan balances under $250,000 in the United States in the second quarter of 2014, across 21.7 million loans. Oliver Wyman estimates that there is a potential $80 to $120 billion in unmet demand for small business lines of credit, and we believe that there is also substantial unmet demand for other credit-related products, including term loans. We also believe that the application of our technology to credit assessment can stimulate additional demand for our products and expand the total addressable market for small business credit.

Our Solution

Our mission is to power the growth of small business through technology and innovation. We are combining our passion for small business with technology and analytics to transform the way small businesses access capital. Our solution was built specifically to address small businesses' capital needs. We offer products to small businesses to enable them to access capital. The Company facilitates eligible merchants to secure cash advances and accelerate the growth of their business by providing access to simple, fast, and convenient working capital under MCAs.

Our Competitive Strengths

We believe the following competitive strengths differentiate us and serve as barriers for others seeking to enter our market:

Speed. Small businesses can submit an application on our website in as little as minutes. We are able to provide most applicants with an immediate approval decision and transfer funds as fast as the same day. Because we require no in-person meetings and have an intuitive online application form, we have been able to significantly increase the convenience and efficiency of the application process without burdensome documentation requirements.

100% Small Business-Focused. We are passionate about small businesses. We have developed significant expertise over our operating history exclusively focused on assessing and delivering credit to small businesses. We believe this passion, focus and small business capital expertise provides us with significant competitive advantages.

Durable Business Model. Since we began lending in 2019, we have successfully operated our business through both strong and weak economic environments. Our real-time data, short duration loans, automated daily and weekly collection, risk management capabilities and unit economics enable us to react rapidly to changing market conditions and generate attractive financial results. In addition, we believe the consistency and stability of the credit performance of our loan portfolio are appealing to our sources of funding and help validate our proprietary credit scoring model.

Business Model & Revenue Streams

The Company facilitates eligible merchants to secure cash advances and accelerate the growth of their business by providing access to simple, fast, and convenient working capital under Merchant Cash Advances ("MCAs"). The Company earns fees from MCAs issued to third parties. These fees consist of fees charged for underwriting costs and income from the MCAs for the aggregate amount of future receivables purchased in excess of the cash advanced. The Company issues MCAs to eligible merchants. The Company evaluates identified underwriting criteria such as, but not limited to, historical sales data prior to purchasing the eligible merchant's future receivables to help ensure collectability. The Company purchases an agreed-upon amount of future sales and collects a fixed amount (which can be adjusted up or down on a periodic basis based on changes to the merchant's sales volume, on a weekly or daily basis (excluding bank holidays)), from the merchant's bank account via ACH, based on the terms of the agreement until the full amount of future receivables purchased has been collected.

Competition

The small business lending market is competitive and fragmented. We expect competition to continue to increase in the future. We believe the principal factors that generally determine a company's competitive advantage in our market include the following:

- ease of process to apply for MCAs;

- brand recognition and trust;

- MCA features;

- MCA product fit for business purpose;

- transparent description of key terms;

- effectiveness of customer acquisition; and

- customer experience.

Our principal competitors include traditional banks, legacy merchant cash advance providers, and newer, technology-enabled lenders.

Growth Strategy

To accomplish continued growth, we intend to:

- *Continue to Acquire Customers Through Direct Marketing and Sales*. We plan to continue investing in direct marketing and sales to add new customers and increase our brand awareness. As our dataset expands, we will continue to target those customers predisposed to take a loan and that have a high likelihood of approval.

- *Broaden Distribution Capabilities Through Partners*. We plan to expand our network of partners, including banks, payment processors, funding advisors and small business-focused service providers, and leverage their relationships with small businesses to acquire new customers.

- *Enhance Data and Analytics Capabilities*. We plan to make substantial investments in our data and analytics capabilities. Our data science team continually uncovers new insights about small businesses and their credit performance and considers new data sources for inclusion in our models, allowing us to evaluate and lend to more customers. As our dataset expands, our self-reinforcing scoring algorithm continues to improve through machine learning, enabling us to make better lending decisions.

- *Expand Product Offerings*. We will continue developing products that support small businesses from inception through maturity. Following the successful recent introduction of our MCAs, over time we plan to expand our offerings by introducing new related products for small businesses. We believe this will allow us to provide a more comprehensive offering for our current customers and introduce small business owners to our platform whose needs are not currently met by our services.

Products

Market Cash Advances

RBR Global provides funds to businesses in exchange for a portion of their future sales. A company's remittances are drawn from their bank account from an independent ACH processor on a daily basis until the obligation has been met.

Merchant Cash Advances are not loans, rather, they are a sale of a portion of future sales. Therefore, RBR Global is not bound by state usury laws that limit lenders from charging high- interest rates. This technicality allows RBR Global to operate in a largely unregulated market and make a higher return on its capital than banks. On June 10, 2016, a New York Supreme Court judge presiding over a published merchant cash advance case ruled that "if the transaction is not a loan, there can be no usury," adding also that asking the court to convert an agreement to sell future receivables into a loan agreement "would require unwarranted speculation."

This structure has some advantages over the structure of a conventional loan. Most importantly, payments towards a Merchant Cash Advance can be modified for hardships suffered by a business, giving the merchant greater flexibility with which to manage their cash flow, particularly during an unforeseen event. Merchant Cash Advances are processed much faster than a typical loan, giving borrowers quicker access to capital.

Additionally, since RBR Global gives more weight to the underlying performance of a business than the owner's personal credit scores, RBR Global Merchant Cash Advances offer an alternative to businesses who may not qualify for a conventional loan.

An example transaction is as follows: A business sells $14,000 of its future sales for an immediate $10,000 lump sum payment from RBR Global. Next, RBR Global collects an agreed upon fixed payment from the businesses bank account (through an independent ACH processor) until the entire $14,000 is collected (which is 120 business days or 6 calendar months on average).

The Company's average size for an individual cash advance is approximately $60,000 and average term of each cash advance 120 business days. RBR Global earns an average of 35% in revenue on each cash advance. In the past 12 months, RBR Global has funded over $10,000,000 in cash advances to more than 100 small businesses throughout the United States.

Our Application Process

Our Merchant cash advance process consists of four main stages: (i) application, (ii) underwriting, (iii) funding and (iv) collection, as further described below.

Stage 1: Application

Our Merchant Cash Advance Process begins with the business owner's submission of all the necessary documentation needed to undergo due diligence and underwriting. Each business owner will submit their information and apply online. Items that we request from applicants includes:

Stage 2: Underwriting

RBR Global's underwriting process allows the company to quickly and effectively consider risk, opportunities, and approvals. We have credit underwriting guidelines to help us review the applications and determined good MCA candidates. Unlike traditional lending, merchant cash advances allow for more flexibility to consider what is most important, the company's ability to pay based on future sales. All applications are considered thoroughly to ensure the company has enough cash flow to realistically attain the future sales in lieu of today's funding. Our underwriting process is efficient, thorough, and reliable to ensure customer satisfaction.

Personal Bankruptcies	Dismissed if longer than 1 year old. Will review if merchant has been on a payment plan and made payments for an extended period of time		**Business Ownership**	50% - 100% ownership dependent on deal size and credit letter of consent from additional stakeholders allowing the individual to take debt on behalf of the company. Decision Logic bank verification requested on all deals.
Business Bankruptcies	Discharged Bankruptcies on a case by case basis		**Payoffs**	Merchant must net 50% of funded amount. We pay off up to two positions.
Business Tax Liens	Tax liens are a case-by-case basis. < $50k merchant will fund regardless of funding amount. > $50k merchant will fund if total tax liens amount to less than 60% of the funding amount **OR** if the merchant is on a payment plan		**Business Entity**	Funding is offered to some home based businesses. No sole proprietorships in New York and Arkansas. No Funding of sole proprietorships under $10,000 (all states). Public Companies need a signed and notarized document indicating unanimous consent.
Franchisees	Provide an executed franchise agreement. Provide contact information for a reference at the franchisor		**Additional Requirements**	FICO > 500. Time-in-Business > 1 year. Annual Revenue > $150,000

Stage 3: Funding

After the underwriting process has taken place and in as few as 48 hours, the funds are distributed to the business.

Stage 4: Collection

Withdrawals are automatically drawn daily from the business's merchant account until the agreed upon amount is reached.



$ Closing

Consolidation Services

When a customer already has more than one merchant cash advances out with open balances, then they may be a candidate for consolidation. A consolidation would payoff other merchant cash advance balances and roll them all into one new cash advance installment. By consolidating eligible merchant advances into one single payment, our customers can free up much needed cash flow to keep their business going.

We understand the urgency of when businesses need a cash injection in a hurry. Our consolidations have a simple application that only takes a few minutes to complete with same day approval and same day funding available.

Marketing

We employ an aggressive nationwide marketing campaign, utilizing a combination of radio and television, digital marketing campaigns, and networking within the industry. These marketing tactics have led to us receiving an average of 50 to 125 applications for funding per day.

Customers

We provide MCAs to a diverse set of small businesses and can tailor our funding to all types of companies that apply and meet our qualifications.

Our Subsidiaries

We currently have one operating subsidiary which is wholly-owned by RBR Global, Inc. All of our operations occur within this entity.

Our Risk Management

Our management team has operated the business through both strong and weak economic environments and has developed significant risk management experience and protocols. Accordingly, we employ a rigorous, comprehensive and programmatic approach to risk management that is ingrained in our business. The objectives of our risk management program are to:

- manage the risks of the company, including developing and maintaining systems and internal controls to identify, approve, measure, monitor, report and prevent risks;

- foster a strong risk-centric mindset across the company; and

- control and plan for credit risk-taking consistent with expectations.

We accomplish these risk management objectives both structurally, through product and platform features, as well as by employing a team of risk management professionals focused on credit and portfolio risks and broader enterprise risks.

Intellectual Property

We believe that our intellectual property and proprietary rights are vital to our success. To protect our intellectual property and proprietary rights in our brand, technology, products, services, data, improvements and inventions, we rely on a combination of patent, trademark, copyright, trade secret, and other laws, as well as contractual restrictions on disclosure, such as confidentiality agreements with strategic partners, employees, consultants and other third parties. However, we cannot guarantee that such laws or contractual restrictions will provide us with sufficient protection or that we have entered into confidentiality agreements with each party that has or may have had access to our confidential or proprietary information, know-how or trade secrets.

Furthermore, effective patent, trademark, trade dress, copyright, and trade secret protection may not be available in every country in which our products are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.

Seasonality

The Company's operations are not typically impacted by seasonality.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in RBR Global, Inc. (also referred to as 'we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition ofn1ore investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset ren1aining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections; Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

RISKS RELATING TO OUR BUSINESS

Our ability to seek out and execute merchant cash advance (MCA) opportunities may be materially and adversely affected by COVID-19.

The global spread of the novel strain of coronavirus known as COVID-19 and its variants, declared a global pandemic by the World Health Organization on March 11, 2020, has resulted in governmental impositions of mandatory closures, quarantines and other restrictions on, or advisories with respect to, travel, business operations and public gatherings or interactions. It is unclear whether the pandemic may significantly worsen during the upcoming months, which may result in further restrictions on business, travel, and other activities.

The COVID-19 pandemic has adversely affected the domestic and global economies and financial markets, and the business of our potential borrowers could be materially and adversely affected, decreasing our appetite to consummate transactions that we might have otherwise concluded were attractive. Furthermore, we may be unable to complete a transaction if continued concerns relating to COVID-19 continue to restrict travel, limit the ability to have meetings or access a potential borrower's personnel. The extent to which COVID-19 impacts our search for new investment opportunities will depend on future developments, which are highly uncertain and cannot be predicted. If the disruptions posed by COVID-19 or other matters of domestic or global concern continue for an extensive period of time, our ability to consummate transactions, or the operations of our potential and actual borrowers, may be materially adversely affected. Of course, materially adverse effects upon the operations of our actual borrowers could impair their ability to pay us all of the amounts owing to us, or to pay us in a timely manner.

Finally, our ability to seek out and execute MCA opportunities may be impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Overall, the COVID-19 pandemic may generally have the effect of heightening many of the other risks described in this "Risk Factors" section by increasing their likelihood or amplifying their magnitude.

Worsening economic conditions may result in decreased demand for merchant cash advances causing RBR's customers to default and harm our operating results.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, may create a difficult environment for companies in the merchant cash advance business. Many factors, including factors that are beyond RBR's control, may have a detrimental impact on RBR's operating performance and in turn our operating performance. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism and catastrophes.

RBR's customers are typically small and medium sized businesses. Accordingly, RBR's customers have historically been, and may in the future remain, more likely to be affected or more severely affected than large enterprises by adverse economic conditions. These conditions may result in a decline in the demand for RBR's financial products by potential customers or higher default rates by RBR's existing customers. If a customer defaults on an MCA payable to RBR, the MCA will enter a collections process where RBR will initiate contact with the customer for payments owed. If an MCA is subsequently charged off, RBR may sell the MCA to a third-party collection agency and receive only a small fraction of the remaining amount payable to them in exchange for this sale.

There can be no assurance that economic conditions will remain favorable for RBR's business or that demand for RBR's MCA products will be sufficient to deploy the capital that we provide to them. A lack of demand for RBR's MCAs, or MCAs in general, may negatively impact RBR's growth and revenue, while significant default rates by RBR's customers will negatively impact our results of operations.

All of RBR's ISO's are nonexclusive and if terminated could harm the growth of RBR's customer base and negatively affect its financial performance.

RBR relies on its ISOs for referrals of SMB's to whom RBR will offer MCAs. None of the relationships that RBR has with its ISOs are exclusive, as such RBR's ISOs could and typically do market the products and offers for capital to other MCA companies. A termination of the relationship or reduction in new business referred to us from our ISO members would have a negative impact on our revenue and operating results and could severely harm our business.

If the information provided by our customers or ISOs to us are incorrect or fraudulent, we may misjudge a customer's qualification to receive an MCA and our operating results may be harmed.

The merchants that we offer MCA products to provide us with an application, documentation and other information on which we base our decision to offer them an MCA. To the extent that these applicants provide information to us in a manner in which we are unable to verify, our underwriting process may be compromised. In addition, data provided by third-party sources is a significant component of our underwriting process and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm the value of our portfolio and your investment in the Notes could be materially adversely affected.

An increase in MCA merchant default rates may adversely affect our profitability and our ability to repay the Notes.

Customer default rates may be significantly affected by fraudulent activity, economic downturns or general economic conditions beyond RBR's control and beyond the control of individual customers. In particular, loss rates on MCAs may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer and business confidence, commercial real estate values, the value of the U.S. dollar, energy prices, changes in consumer and business spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. While we believe that our underwriting process is designed to establish that our customers will be a reasonable credit risk, our MCAs to SMB's may nevertheless be expected to have a higher default rate than MCAs made to customers with more established operating and financial histories. In addition, if customer default rates increase significantly, our ability to repay the Notes may be severely affected and our operating results may also be materially adversely affected.

The MCA industry is not currently regulated, however, future regulations or in the way future regulations are applied to the MCA industry could adversely affect our business.

The MCA industry is not currently regulated, however, there has been discussion in several states including New York and California to implement regulations on the MCA industry. We cannot predict whether there will be any regulations adopted either by the federal government or individual state governments with respect to the MCA industry. If any such regulations are adopted and implemented, such regulations could place restrictions on the MCA industry that could adversely affect our business. The adoption of laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to the MCA industry could adversely affect our ability to continue to operate our business. Additionally, any such regulations could make it more difficult for us to collect payments on MCAs by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions and lawsuits, which could have a material adverse effect on our business and financial condition.

A proceeding relating to one or more allegations or findings of violations of any such laws or regulations could result in modifications in our methods of doing business that could impair our ability to collect payments on our MCAs to customers or could require us to pay damages and/or cancel the balance or other amounts owing under MCA contracts associated with any such violations. We cannot assure you that such claims will not be asserted against us. To the extent it is determined that the MCAs that have made to our customers were not originated in accordance with any and all applicable laws or regulations, our results of operations could be materially adversely affected.

Many of our specialty finance investment transactions involve borrowers about which little, if any, information is publicly available, which may impair our ability to identify borrowers able to repay our loans and adversely affect the price of our publicly traded securities.

In pursuing our business, we often interact with privately held companies about which very little public information exists. As a result, we are often required to make our investment decision on the basis of limited information, nearly all of which is obtained from the business itself, which may result in our consummating an investment with a borrower that is not as solvent or profitable as we suspected, if at all. These risks could affect our results of operations and, ultimately, the trading price of our securities.

The industries in which we compete are highly competitive, which could adversely affect our results of operations.

The industries in which we compete are highly competitive and subject to rapid and significant changes. We compete against companies and financial institutions across the retail banking, financial services, consumer technology and financial technology services industries, as well as other nonbank lenders serving credit-challenged consumers, including online marketplace lenders, check cashers, point-of-sale lenders and payday lenders. We may compete with others in the market who may in the future provide offerings similar to ours, particularly companies who may provide money management, lending and other services. These and other competitors in the banking and financial technology industries are introducing innovative products and services that may compete with ours. We expect that this competition will continue as banking and financial technology industries continue to evolve, particularly if non-traditional non-recourse advance providers and other parties gain greater market share in these industries. If we are unable to differentiate our products and successfully compete with those of our competitors, our business, results of operations and financial condition will be materially and adversely affected.

Many existing and potential competitors are entities substantially larger in size, have more resources, are more highly diversified in revenue and substantially more established with significantly more brand awareness than ours. As such, many of our competitors can leverage their size, robust networks, financial wherewithal, brand awareness, pricing power and technological assets to compete with us. To the extent new entrants gain market share, the demand for our services would decline. If price competition materially intensifies, we may have to decrease the prices of our products and services, which would likely adversely affect the results of operations.

Our long-term success depends on our ability to compete effectively against existing and potential competitors that seek to provide banking and financial technology services. If we fail to compete effectively against these competitors, our revenues, results of operations, prospects for future growth and overall business will be materially and adversely affected.

We are highly dependent on the services provided by certain executives and key personnel.

Our success depends in significant part upon the continued service of our senior management personnel. In particular, we are materially dependent upon the services of Richard DiBiase, our Chief Executive Officer and Director. Although we currently have an employment agreement with Mr. DiBiase, this agreement will not necessarily prevent the departure of Mr. DiBiase, whether due to death, disability, retirement or otherwise. Any loss of the services provided by Mr. DiBiase would likely have a material and adverse effect on our operations and ability to execute our business plans.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. We have not made a significant investment in data security protection, and we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

RISKS RELATING TO OWNERSHIP OF OUR SHARES OF COMMON STOCK

There has been a limited public market for our common stock prior to this offering, and you may not be able to resell our shares at or above the price you paid, or at all.

We can give no assurance that an active trading market for shares of our common stock will develop or if its develops, will be sustained, or that the shares of common stock will trade at or above the public offering price. Failure to develop or maintain a trading market could negatively affect the market value of our common stock and make it difficult or impossible for you to sell your shares. The liquidity of the shares of our common stock may also be affected adversely by a reverse stock split given the increased number of shares that will be outstanding following a reverse stock split, especially if the market price of our common stock does not increase as a result of the stock split.

Our stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment as a result.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to significant fluctuations in response to the factors described in this section and other factors, many of which are beyond our control. Among the factors that could affect our stock price are:

- Actual or anticipated variations in our quarterly and annual operating results or those of companies perceived to be similar to us;

- Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors, or differences between our actual results and those expected by investors and securities analysts;

- Fluctuations in the market valuations of companies perceived by investors to be comparable to us;

- The public's response to our or our competitors' filings with the SEC or announcements regarding new products or services, enhancements, significant contracts, acquisitions, strategic investments, litigation, restructurings or other significant matters;

- Speculation about our business in the press or the investment community;

- Future sales of our shares;

- Actions by our competitors;

- Additions or departures of members of our senior management or other key personnel; and

- The passage of legislation or other regulatory developments affecting us or our industry.

In addition, the securities markets have experienced significant price and volume fluctuations that have affected and continue to affect market price of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, loss of investor confidence, interest rate changes, or international currency fluctuations, may negatively affect the market price of our shares.

If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend and a distraction to management.

We do not intend to pay dividends on our common stock.

We intend to retain all of our earnings, if any, for the foreseeable future to finance the operation and expansion of our business and do not anticipate paying cash dividends. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with applicable law and any contractual provisions, and will depend on, among other factors, our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant. As a result, you should expect to receive a return on your investment in our common shares only if the market price of the common shares increases, which may never occur.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise n1ore funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that the escrow agent disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs and advanced technologies. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

THE OFFERING

Securities offered:	Maximum of 5,000,000 shares of Common Stock, $0.001 par value per share
Securities outstanding before the Offering (as of February 8, 2023):	
Common Stock, $0.001 par value per share	232,876,593 shares
Securities outstanding after the Offering (1):	
Common Stock	237,876,593 shares

(1) Assumes that all Common Stock offered is sold in this offering.

The Company has engaged Castle Placement, LLC as the non-exclusive broker-dealer for this Offering. As compensation for their services, Castle Placement will be paid 7.5% of all amounts raised from investors and will also be granted an equity stake in the Company of 2% multiplied by the amount of capital raised divided by the post-money valuation of the company at the closing.

USE OF PROCEEDS

Assuming a maximum raise of $5,000,000, the net proceeds of this offering would be approximately $4,556,000 after subtracting estimated offering costs of $375,000 to Castle Placement in fees and commissions, $50,000 in audit and accounting fees, $4,000 in Edgarization fees, $4,000 in transfer agent fees and $15,000 in legal fees. We intend to use the proceeds respective to this maximum raise to conduct normal business operations and to fund merchant cash advances as well as reverse consolidations.

Assuming a raise of $2,500,000, representing 50% of the maximum offering amount, the net proceeds would be approximately $2,239,500 after subtracting estimated offering costs of $187,500 to Castle Placement in fees and commissions, $50,000 in audit and accounting fees, $4,000 in Edgarization fees, $4,000 in transfer agent fees and $15,000 in legal fees. In such event we would use the proceeds respective to this 50% raise to conduct normal business operations and to fund merchant cash advances as well as reverse consolidations.

The Company has not made use of any written communication or broadcast script for testing the waters communications within thirty days of the initial filing of this Offering Statement.

After funds are received by the Company, and the Minimum Target Amount of $25,000,is met, shares purchased will be issued in book entry form to the investors and copies of the book entry statements will be delivered to the investors.

The Company reserves the right to change the above intended use of proceeds if management believes it is in the best interests of the Company.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Company's Securities

As part of this Regulation Crowdfunding raise, the Company will be offering up to 5,000,000 shares of common stock.

Authorized Capital

The Company has two classes of stock. The total authorized shares for its preferred stock is 10,000,000 and it has one share of Series A Super Voting Preferred Stock designated and issued. The total authorized shares for its common stock is 1,000,000,000 and it has 232,876,593 shares issued and outstanding. The Series A Super Voting Preferred Stock has voting rights to vote with the common shareholders in an amount equal to the number of votes that all issued and outstanding shares of common stock are entititled to on a fully diluted basis, plus one million shares.

The holders of shares of our common stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the net assets of the Company shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interest.

For all undesignated preferred stock, the Board is authorized to determine the number of series into which such undesignated shares may be divided, the number of shares within each series, and the designations, rights and preferences associated with such shares.

Approximate Number of Equity Security Holders

On February 8, 2023, there were 84 holders of record of our common stock, as reported by our transfer agent. In computing the number of holders of record, each broker-dealer and clearing corporation holding shares on behalf of its customers is counted as a single shareholder. Some of our shares of our common stock are held in either nominee name or street name brokerage accounts, and consequently, we are unable to determine the total number of beneficial owners of our stock.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Restrictions on the Transfer of Securities

For a year, the securities can only be resold:

●In an IPO;

●To the company;

●To an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; or

●To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. . "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

The material indebtedness as of December 31, 2022 is as follows:

Amount	Creditor	Outstanding Interest Rate	Maturity Date	Other Material Terms
$150,000	Robert Blanche	14%	November 30, 2023	None.
$200,000	Golden Eagle International	14%	November 30, 2023	None.
$100,000	Robert Blanche	14%	November 30, 2023	None.
$200,000	Bayshore Financial Inc.	14%	November 30, 2023	None.
$250,000	Little Hill Holdings Ltd.	14%	November 30, 2023	None.
$250,000	Gaya Assets Ltd.	14%	November 30, 2023	None.
$250,000	Alessandra Conde Sodre	14%	November 30, 2023	None.
$200,000	David Zahn	14%	November 30, 2023	None.
$200,000	John Massolio III	14%	November 30, 2023	None.
$250,000	Wooten Epps	14%	November 30, 2023	None.
$300,000	Hina Patel Nana	14%	November 30, 2023	None.
$100,000	Riccardo Errico	14%	November 30, 2023	None.
$600,000	Michael Steranka	14%	November 30, 2023	None.
$100,000	Ronald Shear	14%	November 30, 2023	None.
$100,000	Anthony Frascella	14%	November 30, 2023	None.
$100,000	Albert Carapella	10%	July 27, 2021	None.
$200,000	John Massolio	15%	January 27, 2022	None.
$100,000	Albert Carapella	21%	January 28, 2022	None.
$100,000	Albert Carapella	15%	January 28, 2022	None.
$1,557,008	Banana Funding Group LLC	10%	December 9, 2024	None.
$7,842,510	Banana Funding Group LLC	17%	December 1, 2023	

The Company has conducted the following exempt offerings within the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
1/18/2021	Rules 506 and/or Section 4(a)(2)	Debt	$10,750,000	Working capital
12/5/2022	Rules 506 and/or Section 4(a)(2)	Debt	$500,000	Working capital

Transactions With Related Persons And Conflicts Of Interest

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, motherin-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

During the period ended December 31, 2019, the Company entered into a management consulting service agreement with a related party through common ownership, related to the secured loan payable (Note 5). The agreement stipulates a fee of $250,000 annually through October 2024, with $1,250,000 having been paid and fully expensed as of December 31, 2020.

During the years ended December 31, 2021, and 2020, the Company had officer non-W2 compensation of approximately $687,000 and $330,000, respectively.

During the years ended December 31, 2021, and 2020, the Company paid a finder's fee of $0 and $555,301, respectively, to a related party.

During the year ended December 31, 2020, the Company advanced a total of seven related party promissory notes totaling $1,735,000. These promissory notes were settled along with accrued interest of $74,445 for 20 million shares of common stock in Amperico LTD. The investment was fully impaired in 2020.

In 2020, the Company entered into various notes with a related party in the amount of $1,008,000 at an interest rate of 18%. As of December 31, 2020, the notes were in default as the principal and accrued interest were outstanding. As a result, the notes were written off.

In 2020, the Company entered into two notes with a related party in the amount of $456,000 at an interest rate of 18%. As of December 31, 2020, the notes were in default as the principal and accrued interest were outstanding. As a result, the notes were written off.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Please see the financial information listed on the cover page of this Form C and attached as Exhibit B in addition to the following information.

Results of Operations

Cash and Cash Equivalents

As of December 31, 2021 the Company had an aggregate of $604,229 in cash and cash equivalents

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "Use of Proceeds", which is an indispensable element of our business strategy. The Company will also continue to generate revenue from its merchant cash advance operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future, beyond the execution of its business plan of providing merchant cash advances for small businesses.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the shares being offered are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements and notes attached as Exhibit B to the Form C for more financial detail, subsequent events and applicable disclosures.

Financial Statements

Audited financial statements for the years ended December 31, 2020 and 2021 are included as Exhibit B to the Form C.
Regulatory Information

Disqualification

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding. A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. This item requires a company to disclose whether any of those designated people committed any of those prohibited 13 acts before May 16, 2016.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://investors.rbrglobal.co/filings.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section l5(d) of the Exchange Act'·

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: https://investors.rbrglobal.co/news.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request. Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a wellinformed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RBR GLOBAL INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020



Your Vision Our Focus

Report of Independent Registered Public Accounting Firm

To the Stockholders of

RBR Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RBR Global Inc. (the "Company") as of December 31, 2021 and 2020 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position for the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations since inception which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Turner, Stone & Company, L.L.P.

We have served as the Company's auditor since 2021.

Dallas, Texas
April 22, 2022

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas,Texas 75251
Telephone: 972-239-1660 ⁄ Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

FINANCIAL STATEMENTS:

RBR Global Inc.
(f/k/a Channel Holdings Inc.)
and Subsidiary
Consolidated Balance Sheets December 31,
(unaudited)

	2021	2020
ASSETS		
Current assets		
Cash	$ 604,229	$ 1,162,023
Merchant cash advances, net of allowance for doubtful accounts of $2,415,034 and $712,644 at December 31, 2021 and 2020, respectively	6,708,116	3,164,201
Other current assets	554,559	-
Total current assets	7,866,904	4,326,224
Right of use asset	245,191	302,315
Security deposit	14,936	14,936
Total assets	$ 8,127,031	$ 4,643,475
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Note payable	$ 3,878,640	300,000
Convertible debt, net of discount	5,721,610	-
Accounts payable and accrued expenses	849,146	451,302
Derivative liability	2,519,600	-
Total current liabilities	12,968,996	751,302
Notes payable, net of debt issuance costs of $363,101 and $486,341 at December 31, 2021 and 2020, respectively	2,014,939	15,905,795
Lease liability	249,568	304,718
Total liabilities	15,233,503	16,961,815
Commitments and contingencies (Note 6)		
Stockholders' equity (deficit)		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 1 share issued and outstanding as of December 31, 2021 and 2020		
Common stock, $0.001 par value, 1,000,000,000 shares authorized, 177,396,593 and 93,253 shares issued and outstanding as of December 31, 2021 and 2020, respectively	177,396	93
Additional paid-in capital	7,301,756	94,896
Accumulated deficit	(14,585,624)	(12,413,329)
Total stockholders' equity (deficit)	(7,106,472)	(12,318,340)
Total liabilities and stockholders' deficit	$ 8,127,031	$ 4,643,475

See accompanying notes to consolidated financial statements.


RBR Global Inc.
(f/k/a Channel Holdings Inc.)
and Subsidiary
Consolidated Statements of Operations
For the Years Ended December 31,


		2021		2020
Merchant cash advance income	$	8,197,193	$	2,366,169
Operating expenses				
Salaries and wages		3,857,920		2,306,983
General and administrative		5,404,634		2,202,818
Interest		2,823,447		1,485,645
Bad debt		2,405,299		643,222
Related party loan impairment		-		341,000
Management fees		-		1,197,916
Consulting fees		1,312,539		248,277
Total operating expenses		15,803,839		8,425,861
Loss from operations		(7,606,646)		(6,059,692)
Other income (expense)				
Loss on impairment of investment		(6,389,987)		(1,809,445)
Amortization of debt discount		(44,085)		-
Derivative liability loss		(2,585,400)		-
Change in fair value of derivative liability		(267,700)		-
Gain on settlement of derivative liabilities		805,975		-
Gain on settlement of liabilities		13,785,039		-
Foreign currency exchange income (loss)		1,046,096		(1,298,795)
Interest income		-		74,454
Total other income (expense)		6,349,938		(3,033,786)
Net loss	$	(1,256,708)	$	(9,093,478)
Net loss per share - basic and diluted	$	(0.04)	$	(97.51)
Weighted average number of shares outstanding		29,718,030		93,253


See accompanying notes to consolidated financial statements.


RBR Global Inc.
(f/k/a Channel Holdings Inc.)
and Subsidiary
Consolidated Statements of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2021 and 2020

| | Preferred Stock | | Common Stock | | Additional | Accumulated | Stockholders' |
	No. of Shares	Value	No. of Shares	Value	Paid-in Capital	Deficit	Equity (Deficit)
Balance, December 31, 2019	1	$ -	93,253	$ 93	$ 6,098,779	$ (6,098,872)	$ -
Net loss for the period ended December 31, 2020	-	-	-	-	-	-	-
Balance, December 31, 2020	1	$ -	93,253	$ 93	$ 6,098,779	$ (6,098,872)	$ -
Balance, December 31, 2020	1	$ -	93,253	$ 93	$ 6,098,779	$ (6,098,872)	$ -
Common stock issued for services	-	-	1,000,000	1,000	-	-	1,000
Acquisition of RBR Global LLC	-	-	155,200,000	155,200	(6,098,779)	(7,230,044)	(13,173,623)
Conversion of debt	-	-	21,103,340	21,103	7,301,756	-	7,322,859
Net loss for the period ended December 31, 2021	-	-	-	-	-	(1,256,708)	(1,256,708)
Balance, December 31, 2021	1	$ -	177,396,593	$ 177,396	$ 7,301,756	$ (14,585,624)	$ (7,106,472)

See accompanying notes to consolidated financial statements.


RBR Global Inc.
(f/k/a Channel Holdings Inc.)
and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31,


	2021	2020
Cash flows from operating activities:		
Net loss	$ (1,256,708)	$ (9,093,478)
Adjustments to reconcile net loss to net cash used in operating activities:		
Foreign currency exchange (income) loss	(1,046,096)	1,298,795
Provision for bad debt	2,405,299	643,222
Provision for bad debt - related party	-	341,000
Loss on impairment of investment	6,389,987	1,809,445
Amortization of debt discount	44,085	-
Derivative liability loss	2,585,400	-
Change in fair value of derivative liability	267,700	-
Gain on settlement of derivative liabilities	(805,975)	-
Gain on settlement of liabilities	(13,785,039)	-
Interest accrued on related party notes receivable	-	(74,445)
Amortization of debt issuance costs	123,240	124,920
Changes in operating assets and liabilities:		
Other current assets	(554,559)	-
Prepaid expenses - related party	-	587,917
Right of use asset	57,124	(302,315)
Security deposit	-	(14,936)
Accounts payable and accrued expenses	1,195,284	(155,523)
Lease liability	(55,150)	304,718
Net cash used in operating activities	(4,435,408)	(4,530,680)
Cash flows from investing activities:		
Marchant cash advances, net	(5,949,214)	(3,165,005)
Merchant cash advances - related party	-	479,000
Advances of related party notes receivable	-	(3,199,000)
Increase in investments	(400,987)	-
Repayments from related party notes receivable	-	1,123,000
Net cash used in investing activities	(6,350,201)	(4,762,005)
Cash flows from financing activities:		
Debt issuance costs	-	(271,018)
Repayments of notes payable	(10,386,585)	(550,000)
Proceeds from notes payable	20,614,400	8,408,908
Member contribution	-	-
Net cash provided by financing activities	10,227,815	7,587,890
Net decrease in cash	(557,794)	(1,704,795)
Cash - beginning of year	1,162,023	2,866,818
Cash - end of year	$ 604,229	$ 1,162,023
Supplemental disclosures of cash flow information:		
Interest paid	$ 1,273,634	$ 1,251,644
Taxes paid	$ -	$ -
Non-cash investing and financing activities:		
Issuance of common stock for acquisition of RBR Global LLC	$ 155,200	$ -
Convertible debt and interest converted into common stock	$ 954,250	$ -
Discount on convertible debt from derivative liability	$ 675,600	$ -
Common stock issued to settle notes payable	$ 6,368,609	$ -
Settlement of related party loans receivable with investment	$ -	$ 1,809,445
Acquisition of investments	$ 7,504,800	$ -


See accompanying notes to consolidated financial statements.


RBR Global Inc.
(f/k/a Channel Holdings Inc.)
and Subsidiary
Consolidated Notes to the Financial statements
December 31, 2021

NOTE 1 - Organization and Summary of Significant Accounting Policies

RBR Global Inc. (formerly Channel Holdings Inc., hereinafter the "Company," "we," "us," "our," or "RBR Inc.") was incorporated on May 3, 2006 under the laws of the State of Nevada. The Company has two classes of stock. Total authorized shares for its preferred stock and common stock are 10,000,000 and 1,000,000,000 and total outstanding shares are 1 and 177,396,593 respectively. The preferred stock is convertible into common stock equal to the total outstanding at time of conversion plus 1,000,000 common shares. The common stock has one vote per share.

From inception in 2006 through March 18, 2013, the Company was an exploration stage gold mining company with its efforts initially focused on what it believed to be under-explored countries. As of March 18, 2013, the Company had not generated any revenue and ceased its exploration activities, all subsidiaries ceased operations accordingly.

From March 18, 2013 through October 28, 2021, the Company's activities consisted solely of seeking other business opportunities and potential merger candidates, none of which materialized.

On October 29, 2021, the Company acquired RBR Global LLC ("RBR LLC").

RBR LLC is a Florida limited liability company. RBR LLC was formed on June 10, 2019 to facilitate eligible merchants to secure cash advances and accelerate the growth of their business by providing access to simple, fast, and convenient working capital under Merchant Cash Advances ("MCA's"). As stipulated in the Limited Liability Company Operating Agreement, RBR LLC shall have a perpetual existence until it is dissolved, and its affairs are wound up in accordance with this agreement. On June 30, 2020, a Membership Interest Subscription Agreement ("Membership Agreement") was signed, and two additional members were added, bringing the total members to three. Each member received 1 Class A Unit and 100 Class B Units with Class A Units having no voting rights and Class B Units being entitled to one vote per Class B Unit.

RBR LLC Operating Loss, Members' Deficit and Management's Plan

RBR LLC began conducting business during 2019 and incurred various startup expenses to commence operations. RBR LLC recognized $35,000 in income from merchant cash advances for the period ended December 31, 2019. RBR LLC has expanded its business operations during the year ended December 31, 2021 through the issuance of additional MCA's totaling approximately $26,700,000, recognition of revenue on one hundred and nineteen advances previously outstanding as of December 31, 2020 and on four hundred and thirteen advances funded during 2021. RBR LLC has access and plans to draw funds from a credit facility (Note 5), as available, to fund advances and pay operating expenses.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has caused a sharp decline in the various stock markets around the world and has resulted in many businesses being forced to temporarily close as a response to attempt to contain the spread of COVID-19. The Company's management has implemented various steps to help navigate the uncertainty in the market. Management has implemented strategies which involve speaking with the merchants directly, providing support, and modifying payment terms as necessary in order to reduce the potential for defaults. Although the ultimate effects of the COVID-19 pandemic cannot be determined at this time, management believes it has taken the necessary steps to mitigate its exposure. Nevertheless, due to uncertainties on the ultimate impact the COVID-19 pandemic will have, it is at least reasonably possible that management's view of the outcome will change in the near term.

The Company acknowledges a decline in macroeconomic conditions could lead to a decrease in the number of merchants eligible for advances, and/or increase the risk of non-payment. Additionally, if the Company is unable to identify source capital to fund the advances, if necessary, it may have an adverse effect on their financial operations due to not being able to issue additional advances to qualified merchants.

Going Concern

The Company had net loss for the year ended December 31, 2021 of $1,256,708 and a working capital deficit as of December 31, 2021 of $5,102,092, and has cash used in operations of $4,435,408 for the year ended December 31, 2021. In addition, as of December 31, 2021, the Company had a stockholders' deficit of $7,106,472. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The ability of the Company to continue its operations is dependent on the execution of management's plans, which include the raising of capital through the debt and/or equity markets, until such time that funds provided by operations are sufficient to fund working capital requirements. If the Company were not to continue as a going concern, it would likely not be able to realize its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements.

There can be no assurances that the Company will be successful in generating additional cash from the equity/debt markets or other sources to be used for operations. The financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary. Based on the Company's current resources, the Company will not be able to continue to operate without additional immediate funding. Should the Company not be successful in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all operational activities and/or contemplate the sale of its assets, if necessary.

Basis of Presentation

The accompanying financial statements and notes to financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash

Cash is comprised of cash balances. Cash is held at major financial institutions and is subject to credit risk to the extent that those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") of $250,000. The Company had material balances in excess of the insured limits as of December 31, 2021, and 2020 of approximately $354,000 and $905,000, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for merchant cash advance losses and the useful lives of long-lived assets. The Company bases its estimates on historical experience, current events and other factors it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue from Contracts with Customers

Revenue from contracts with customers within the scope of Topic 606 "Revenue from Contracts with Customers", is recognized in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services as the related performance obligations are satisfied. The Company's merchant cash advance revenues are excluded from the scope of Topic 606. Fees revenues are the most significant category of revenue within the scope of the standard. These fees consist primarily of service fees and other transaction-based fees. Revenue is recognized when the Company's performance obligations are complete, generally when a transaction is completed. Payment is typically received at the time the performance obligation is satisfied.

Merchant Cash Advance Income

The Company earns fees from MCA's issued to third parties. These fees consist of fees charged for underwriting costs and income from the MCA's for the aggregate amount of future receivables purchased in excess of the cash advanced. Merchant Cash Advances are carried at amortized cost, reduced by a valuation allowance for merchant cash advance losses estimated as of the balance sheet date.

Merchant Cash Advances, Net

The Company issues MCA's to eligible merchants. The Company evaluates identified underwriting criteria such as, but not limited to, historical sales data prior to purchasing the eligible merchant's future receivables to help ensure collectability. The Company purchases an agreed-upon amount of future sales and collects a fixed amount (which can be adjusted up or down on a periodic basis based on changes to the merchant's sales volume, on a weekly or daily basis (excluding bank holidays)), from the merchant's bank account via ACH, based on the terms of the agreement until the full amount of future receivables purchased has been collected.

Provision for Uncollectible Merchant Cash Advances

MCA's represent the aggregate amount of advances made, net of an allowance for uncollectible amounts. The Company estimates the allowance based on the assessment of various factors such as, but not limited to, trends, merchants' sales volume, and other factors that may affect the Company's ability to collect future receivables purchased from merchants. Additions to the allowance during the years ended December 31, 2021, and 2020 amounted to $2,405,299 and $643,222, respectively, and are reflected in bad debt expenses on the accompanying statements of operations. As of December 31, 2021, and 2020, the Company had recorded an allowance of $2,415,034 and $712,644, respectively, which is shown as a reduction of Merchant cash advances, net on the accompanying balance sheets.

Other Current Assets

Other current assets consist of a captive insurance policy (Note 6) which was self-funded by the Company and has a cash balance as of December 31, 2021 of approximately $555,000.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of our financial instruments, including cash, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

We follow accounting guidance for financial and non-financial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The Company did not have any Level 1 or Level 2 assets and liabilities at December 31, 2021 or 2020. The Derivative liabilities are Level 3 fair value measurements.

The following is a summary of activity of Level 3 liabilities during the year ended December 31, 2021:

Balance at December 31, 2020	$ -
Additions	675,600
Conversions of debt to equity	(203,125)
Settlements	(805,975)
Change in fair value	267,700
Balance at December 31, 2021	$ (65,800)

During the year ended December 31, 2021, the Company entered into several convertible note agreements (Note 5). These holder of the notes may elect to convert any of the principal and/or interest due under the note into shares of the Company's common stock at a rate equal to the number obtained by dividing the outstanding principal balance of the note to be converted by 50% of the volume weighted average price of shares of common stock of the Company. The conversion features of these notes meet the definition of a derivative which therefore requires bifurcation and are accounted for as a derivative liability.

The Company estimated the fair value of the conversion feature derivatives embedded in the convertible promissory notes based on assumptions used in the Discounted Free Cash Flow pricing model. At December 31, 2021, the Company estimated the fair value of the conversion feature derivatives embedded in the convertible promissory notes based on assumptions used in the Discounted Free Cash Flow pricing model using the following inputs: a discount rate of 20% and various settlement outcomes.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in convertible instruments in accordance with ASC 815 "Derivatives and Hedging Activities."

Applicable GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under other GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

The Company accounts for convertible instruments (when it has been determined that the embedded conversion options should not be bifurcated from their host instruments) as follows: The Company records when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. Proceeds from these convertible notes are reported under the financing section of the statements of cash flows. Changes to the fair value of the derivative liability are reported as adjustments to reconcile net loss to net cash used in operating activities in the accompanying statement of cash flows.

Notes Payable

Notes payable are debt instruments and all amounts, paid or payable by the Company (other than payments of principal of the loan) are treated as an interest expense. Notes payable are carried at cost, less debt issuance costs, and recognized as a liability on the accompanying balance sheets.

Stock-Based Compensation

The Company accounts for stock-based instruments issued to employees in accordance with ASC Topic 718. ASC Topic 718 requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. The value of the portion of an award that is ultimately expected to vest is recognized as an expense over the requisite service periods using the straight-line attribution method. The Company accounts for non-employee share-based awards in accordance with the measurement and recognition provisions ASC Topic 718. The Company estimates the fair value of stock options at the grant date by using the Black-Scholes option-pricing model.

Advertising

Advertising is expensed as incurred and is included in other general and administrative expenses on the accompanying consolidated statement of operations. For the years ended December 31, 2021, and 2020, advertising expense was $0 and $0, respectively.

Interest Expense

Interest expense derives from the interest incurred on loans and is recognized as incurred. For interest that has been incurred but unpaid at the end of the period, an accrual is recorded.

Income Taxes

The Company adopted the provisions of ASC 740, "Income Taxes." When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the Company has not recorded a liability for unrecognized tax benefits. As of December 31, 2021, tax years 2014 - 2021 remain open for IRS audit. The Company has received no notice of audit from the IRS for any of the open tax years.

Concentration of Credit Risk

Financial instruments that are potentially subject to the Company to concentrations of credit risk consist of cash in excess of the FDIC insured amounts and ability of the merchants to repay the advances as agreed-upon. The Company generally limits its exposure by placing its deposits with quality financial institutions (Note 3).

Basic and Diluted Loss Per Share

Basic net loss/income per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options, warrants and convertible notes. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented.

Adoption of Recent Accounting Pronouncement

Effective January 1, 2020, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its operating lease as an operating lease under the new guidance. As a result of the adoption of the new lease accounting guidance, the Company recognized as of the lease commencement date (a) a lease liability of $337,519, which represents the present value of the remaining lease payments of $432,799, discounted using the Company's incremental borrowing rate of 10%, and (b) a right-of-use asset of $337,519, which represents the lease liability of $337,519 and unamortized initial direct costs of $0.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. ASU 2016-13 will change the impairment model and how entities measure credit losses for most financial assets. The standard requires entities to use the new expected credit loss impairment model, which will replace the incurred loss model. The new guidance will be effective for annual reporting periods beginning after December 15, 2022. Early adoption is permitted, but not prior to December 15, 2018. The Company is currently assessing the impact that the adoption of this guidance will have on its financial statements.

NOTE 2 - Related Party Transactions

During the period ended December 31, 2019, the Company entered into a management consulting service agreement with a related party through common ownership, related to the secured loan payable (Note 5). The agreement stipulates a fee of $250,000 annually through October 2024, with $1,250,000 having been paid and fully expensed as of December 31, 2020.

During the years ended December 31, 2021, and 2020, the Company had officer non-W2 compensation of approximately $687,000 and $330,000, respectively.

During the years ended December 31, 2021, and 2020, the Company paid a finder's fee of $0 and $555,301, respectively, to a related party.

During the year ended December 31, 2020, the Company advanced a total of seven related party promissory notes totaling $1,735,000. These promissory notes were settled along with accrued interest of $74,445 for 20 million shares of common stock in Amperico LTD. The investment was fully impaired in 2020.

In 2020, the Company entered into various notes with a related party in the amount of $1,008,000 at an interest rate of 18%. As of December 31, 2020, the notes were in default as the principal and accrued interest were outstanding. As a result, the notes were written off.

In 2020, the Company entered into two notes with a related party in the amount of $456,000 at an interest rate of 18%. As of December 31, 2020, the notes were in default as the principal and accrued interest were outstanding. As a result, the notes were written off.

NOTE 3 - Merchant Cash Advances, Net

As discussed in Note 1, the Company is in the business of providing merchant cash advances to facilitate eligible merchants to secure financing and accelerate the growth of their business by providing access to simple, fast and convenient working capital. These advances are short-term in nature with terms ranging from 4 weeks to 40 weeks.

During the year ended December 31, 2021, the Company entered into 415 merchant cash advance agreements, purchasing over $38,900,000 in future receivables for a total contracted purchase price of approximately $26,700,000.

During the year ended December 31, 2020, the Company entered into 166 merchant cash advance agreements, purchasing over $12,400,000 in future receivables for a total contracted purchase price of approximately $9,000,000.

The following table summarizes outstanding merchant cash advances, net as of December 31, 2021, and 2020.

	2021	2020
Merchant cash advances	$ 9,123,150	$ 3,876,845
Less provision for uncollectible advances	(2,415,034)	(712,644)
Merchant cash advances, net	$ 6,708,116	$ 3,164,201

The Company evaluates the credit quality of these third parties prior to making an advance, through due diligence review of their financial information, history, and other factors. The Company monitors exposure for credit losses and maintains allowances for anticipated losses. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has determined an allowance of $2,415,034 and $712,644 as of December 31, 2021, and 2020, respectively.

The following table presents the changes in allowance for losses as of December 31, 2021, and 2020:

	2021	2020
Balance at the beginning of the period	$ 712,644	$ 69,422
Charge offs	(702,909)	-
Provision for losses	2,405,299	643,222
Balance at the end of the period	$ 2,415,034	$ 712,644

As of December 31, 2021, there were two hundred and seventy MCA's outstanding totaling $9,126,878. The Company noted that there were seventy-two delinquent MCA's which were fully allowed for, resulting in an allowance of $2,415,034.

As of December 31, 2020, there were one hundred and thirty-eight MCA's outstanding totaling $3,876,845. The Company noted that there were fourteen delinquent MCA's which were fully allowed for, resulting in an allowance of $712,644.

As of December 31, 2021, there were no outstanding MCA's that represented over 10% of the total balance. The following table presents MCA's outstanding as of December 31, 2020 over 10% of the total balance:

	2021	2020
Merchant A	$ -	$495,188

When determining an appropriate allowance for uncollectible MCA's, the Company evaluates MCA balances based on outstanding balance, at the time of evaluation, against the expected balance, based on contracted terms, to determine which MCA collections are behind schedule. Each case is individually reviewed by management, after discussion with customer and review of their financial information to determine the Company's ability to collect the remaining purchased receivables on the MCA and the required allowance.

The portion of the allowance for merchant cash advance losses attributable to non-delinquent merchant cash advances was $0 and $0 as of December 31, 2021, and 2020, respectively, while the portion of the allowance for merchant cash advance losses attributable to delinquent merchant cash advances was $1,194,349 and $65,742 as of December 31, 2021, and 2020, respectively.

The following table illustrates the unpaid principal balance related to non-delinquent, paying and non-paying delinquent merchant cash advances, as well as by delinquency status as of December 31:

	2021	2020
Non-delinquent - active	$ 5,513,767	$ 3,233,623
Delinquent	1,194,349	65,742
Default (non-accrual status)	2,415,034	577,480
	$ 9,123,150	$ 3,876,845

All merchant cash advances are considered to be in default when there are no payments for 42 consecutive banking days for daily repayment plans and eight consecutive weeks for weekly repayment plans.

From time to time, the Company will reduce the daily or weekly payment amounts of certain merchant cash advances in order to accommodate merchants dealing with financial hardships and/or unforeseen decreases in sales. Below are the total balances of merchant cash advances as of December 31, 2021, and 2020, respectively which had modified payments, broken out by the reduction of normal payment amount (in %). The financial effects of these reductions are longer than contracted repayment terms.

	Amount of payment reduction				
	10%	15%	20%	25%	30% <
12/31/21	-	-	-	-	1,572,543
12/31/20	-	-	-	2,114	855,402

NOTE 4 – Right of Use Asset and Lease Liability

The Company has obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. At inception of the lease, the Company recognized (a) a lease liability of approximately $338,000, which represents the present value of the lease payments of approximately $433,000, discounted using the Company's incremental borrowing rate of 10%, and (b) a right-of-use asset of approximately $338,000. This lease contains renewal options for periods two five-year periods. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract includes fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. As the Company only has one lease, its weighted average remaining lease term (years) and weighted average discount rate are the same as the remaining lease term (years) and discount rate of its only lease. The remaining lease term (years) is 3.33 and 4.33 as of December 31, 2021 and December 31, 2020 respectively. The discount rate is 10% as of December 31, 2021 and December 31, 2020 respectively. The operating cash flows from operating leases is approximately $161,000 and $108,000 as of December 31, 2021 and December 31, 2020 respectively. As the Company's only lease was signed in 2020, the operating lease assets obtained in exchange for operating lease liabilities is $0 and $338,000 as of December 31, 2021 and December 31, 2020 respectively.

The components of lease cost for the years ended December 31, 2021, and 2020 are as follows:

	2021		2020
Operating lease cost	$ 85,541	$	56,761
Variable lease cost	6,082		7,115
Short-term lease cost	69,187		43,810
	$ 160,810	$	107,686

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2021.

Years Ended December 31,	Amount
2022	$ 85,655
2023	88,205
2024	90,839
2025	30,576
Total undiscounted lease payments	295,275
Less imputed interest	(45,707)
Total lease liabilities	$ 249,568

NOTE 5 – NOTES PAYABLE

On October 9, 2019, the Company entered into a secured loan facility ("Euro Loan Facility"), with a maximum principal of €50,000,000, interest rate of 10% per annum and a due date of December 9, 2024. Interest is calculated starting on the day of each draw and is due October 8th of each year commencing October 8, 2020. In accordance with US GAAP, any balances denominated in a currency other than the functional currency of the Company shall be adjusted to reflect the exchange rate at the balance sheet date. The fluctuation in exchange rates between the Euro and the USD during the years ended December 31, 2021, and 2020 resulted in a foreign currency exchange income (loss) totaling approximately $1,046,000 and ($1,299,000), respectively, and has been reflected on the accompanying statements of operations. As of December 31, 2021, and 2020, the USD equivalent of the principal totaled approximately $2,378,000 and $13,142,000, respectively. The Euro Loan Facility contains certain covenants such as, but not limited to, amending charter documents and entering into transactions with affiliates not approved by lender. As of December 31, 2021, and 2020, management believes the Company is in compliance with all covenants of the Euro Loan Facility.

On November 20, 2019, the Company entered into a secured loan facility ("USD Loan Facility"), with a maximum principal of $50,000,000, interest rate of 10% per annum and a due date of December 2, 2024. Interest is calculated starting on the day of each draw and is due October 8th of each year commencing October 8, 2020. As of December 31, 2021, the outstanding principal amounted to $0 with accrued interest of $0. As of December 31, 2020, the outstanding principal amounted to $250,000 with accrued interest of $5,208. The USD Loan Facility contains certain covenants such as, but not limited to, amending charter documents and entering into transactions with affiliates not approved by lender. As of December 31, 2021, and 2020, management believes the Company is in compliance with all covenants of the USD Loan Facility.

For the years ended December 31, 2021, and 2020, the Company capitalized approximately $0 and $271,000, respectively, of costs incurred in obtaining the Euro and USD Loan Facilities. These costs are amortized using the effective interest rate method and the net balance is presented as a reduction to notes payable on the accompanying balance sheets. As of December 31, 2021, and 2020, the Company recorded $123,840 and $124,920, respectively, of amortization expense which is included within Interest expense on the accompanying statements of operations.

On December 4, 2020, the Company entered into a note payable with a third-party in the amount of $300,000. The note payable bears interest of 15% per annum. The outstanding principal and unpaid accrued interest is due on

December 4, 2023. As of December 31, 2021, and 2020, the outstanding principal amounted to $0 and $300,000 with accrued interest of $0 and $3,266 respectively.

In May 2020, the Company entered into a revolving credit loan with a third-party that has a maximum principal of $2,000,000, interest rate of 12% per annum and maturity date of May 15, 2025. The first $1,000,000 was provided at closing, and the remainder can be drawn against based on a borrowing base formula of 65% of eligible accounts, which mainly consists of MCAs. The loan is collateralized by the Company's MCAs and general intangibles. During September 2020, the Company amended the revolving credit loan. The amendment increased the maximum principal to $8,000,000, the interest rate to 14% and adjusted the borrowing base formula of 65% of eligible accounts to 60%, which became effective January 1, 2021. On February 19, 2021, the Company amended its revolving credit loan. The amendment increased the maximum principal to $10,000,000 and the interest rate to 17%. This revolving credit loan was fully repaid on May 14, 2021 using the proceeds from a master funding agreement entered on April 26, 2021 with a different third-party as well as available cash.

On April 26, 2021, the Company entered into a master funding agreement ("MFA") with a third party wherein the third party has agreed to purchase certain MCAs at a discounted rate on a non-recourse basis. During 2021, the Company entered into five purchase and sale agreements under the MFA whereby the Company received a total of $6,200,000 in net proceeds and is obligated to repay $7,204,000. Each of the 5 disbursements comprising the $6,200,000 bear annual factor rates from 15% - 16%, and are to be repaid in 12 equal monthly installments each and are collateralized with certain MCA's of the Company.

Between June 29 and June 30, 2021, the Company purchased €5.3M of bonds with an annual coupon of 8% and a maturity date of February 15, 2023. The consideration was two bond purchase agreements (the "Bond Purchase Agreements") whereby the Company would pay €212K on or before July 15, 2021, €424K on or before February 15, 2022, and €5.724M on or before February 15, 2023.

On November 24, 2021, the Company settled its obligations under the Bond Purchase Agreements in exchange for 6,587,900 shares in RBR Inc, which resulted in a gain upon settlement totaling approximately $4,302,000.

During 2021, the Company borrowed a total of $1,100,000 through six uncollateralized promissory notes. These notes bear interest at fixed rates of between 5% and 10% per annum and mature between March 2021 and March 2022.

On November 18, 2021, the Company settled €8,600,000 of the Euro Loan Facility and $250,000 of the USD Loan Facility as well as all respective accrued interest on these amounts in exchange for 10,765,440 shares in RBR Inc, which resulted in a gain upon settlement totaling approximately $7,030,000. The total dollar amount of the debt and accrued interest on that date was $10,765,440.

On December 6, 2021, the Company settled $900,000 in debt consisting of three promissory notes for 900,000 shares in RBR Inc. This resulted in a gain on settlement of liabilities of $588,000.

On December 8, 2021, the Company settled $100,000 in debt consisting of one promissory note for 100,000 shares in RBR Inc. This resulted in a gain on settlement of liabilities of $65,000.

The following table summarizes outstanding principal of each loan, less debt issuance costs as of December 31, 2021, and 2020:

	2021	2020
Euro secured loan facility	$ 2,378,040	$ 13,142,136
USD secured loan facility	-	250,000
Loan payable	3,478,640	-
Note payable	400,000	300,000
LOC payable	-	3,000,000
Total oustanding principal	6,256,680	16,692,136
Less current maturities	(3,878,640)	(300,000)
Less debt issuance costs	(363,101)	(486,341)
	$ 2,014,939	$ 15,905,795

The following is a summary of principal maturities of notes payable:

Years Ended December 31,	Amount
2022	$ 3,878,640
2023	-
2024	2,378,040
2025	-
	$ 6,256,680

Convertible Debt

During 2021, the Company received twelve separate subscriptions of note payables through a 506(c)-offering totaling $8,900,000. The notes bear interest at a fixed rate of 14% per annum and mature on November 30, 2023. The total offering size is $50,000,000 and the notes are unsecured. In June 2021, the notes payable were amended so that the noteholders may elect to convert any of the principal and/or interest due under the notes into shares of the Company's common stock at a rate equal to the number obtained by dividing the outstanding principal balance of their note to be so converted by 50% of the volume-weighted average price on the primary market of shares of the common stock of the Company, as the case may be, during the twenty consecutive trading days prior to the date of conversion.

On November 18, 2021, the Company settled $2,500,000 in debt consisting of 4 of the notes payable relating to its 506(c) offering in exchange for 2,500,000 shares in RBR Inc which resulted in a gain upon settlement totaling approximately $1,633,000. The Company has agreed to keep paying the subscribers of the notes the same monthly interest until October 30, 2022.

On December 6, 2021, the Company settled $250,000 in debt consisting of 2 of the notes payable relating to its 506(c) offering in exchange for 250,000 shares in RBR Inc which resulted in a gain upon settlement totaling approximately $163,000.

At December 31, 2021, the Company's convertible debt and derivative liability related to the notes which can be converted are summarized as follows:

Noteholder	Origination	Maturity	Interest Rate	Variable Conversion Discount
3	3/23/2021	30-Nov-23	14.00%	50%
5	6/17/2021	30-Nov-23	14.00%	50%
6	6/23/2021	30-Nov-23	14.00%	50%
8	6/24/2021	30-Nov-23	14.00%	50%
11	7/13/2021	30-Nov-23	14.00%	50%
12	9/21/2021	30-Nov-23	14.00%	50%

Noteholder	Principal Balance	Debt Discount	Net Amount of Liabilities Presented	Corresponding Derivative Balance
3	200,000	13,760	186,240	81,800
5	5,000,000	348,583	4,651,417	2,050,000
6	200,000	13,760	186,240	81,800
8	250,000	17,429	232,571	102,000
11	250,000	17,429	232,571	102,000
12	250,000	17,429	232,571	102,000
	$ 6,150,000	$ 428,390	$ 5,721,610	$ 2,519,600

NOTE 6 - Commitments and Contingencies

Operating Lease

In April 2020, the Company assumed the lease of a third-party for office space in Lake Mary, Florida. The lease ends May 1, 2025 and contains escalating monthly payments.

Rent expense for the years ended December 31, 2021 and 2020 was approximately $161,000 and $108,000, respectively, and is included in general and administrative expenses in the statements of operations.

Captive Insurance

The Company has a captive insurance policy cover merchant cash advances that become uncollectible. The total maximum loss coverage is $1,100,000 (per-occurrence limit & basket aggregate). This policy was self-funded by the Company and became effective on August 1, 2021. The Company financed a portion of the premium, paying $440,000 up front and the balance of $660,000 in monthly installments of approximately $84,000 per month. Interest paid in association with the financing agreement of approximately $10,000 was included in interest expense on the statement of operations. As of December 31, 2021 the Company paid approximately $766,000 towards the premium and has 555,000 in cash held in the captive. The difference of $211,000 is presented in the statement of operations in general and administrative expenses and the cash held in the captive is presented on the balance sheet in other current assets. As of December 31, 2021 the Company had a remaining balance on the financing agreement of approximately $333,000.

Litigation

The Company, from time to time, may be subject to potential claims encountered in the normal course of business. In the opinion of management, the resolution of such claims will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 7 – Income Taxes

For the years ended December 31, 2021, and 2020, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At December 31, 2021 and 2020, the Company had approximately $12,874,000 and $5,316,000, respectively, of net operating losses.

The provision for income taxes for the years ended December 31, 2021, and 2020 consisted of the following:

	2021	2020
Federal:		
Current	$ -	$ -
Deferred	(3,158,765)	(2,012,611)
	$ (3,158,765)	$ (2,012,611)

	2021	2020
State:		
Current	$ -	$ -
Deferred	(653,564)	(416,419)
	(653,564)	(416,419)
Change in valuation allowance of deferred tax assets	3,812,329	2,429,030
Income tax	$ -	$ -

As of December 31, 2021, and 2020, the components of the Company's deferred income tax assets and liabilities were:

	2021	2020
Deferred income tax assets:		
Reserve for doubtful accounts	$ 612,090	$ 180,620
Impairment of notes receivable	365,221	365,221
Foreign currency exchange loss	97,355	362,468
Loss on impairment of investment	2,078,146	458,604
Change in derivative liabilities	518,844	-
Net operating losses	3,262,798	1,755,193
Net operating losses	6,934,454	3,122,106
Valuation allowance of deferred tax assets	(6,934,454)	(3,122,106)
Net deferred tax asset	$ -	$ -

A reconciliation of the benefit for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows as of December 31, 2021, and 2020:

	2021	2020
Computed tax at the federal statutory rate of 21%	$ (443,307)	$ (1,909,628)
State taxes, net of federal benefit	(91,722)	(395,111)
Reserve for doubtful accounts	431,471	163,025
Impairment of notes receivable	-	86,426
Foreign currency exchange loss	(265,133)	329,180
Loss on impairment of investment	1,619,542	458,604
Change in derivative liabilities	518,844	-
Operating loss carryforwards	1,507,605	1,391,795
Permanent differences	(3,277,300)	0
Benefit for income taxes	$ -	$ 124,291

At December 31, 2021, the Company has available unused net operating losses and investment tax credits carryforwards that may be applied against future taxable income and that expire as follows:

Year of Expiration	Net Operating Loss Carryforwards
Indefinite	$ 12,873,537

NOTE 8 – Reverse Capitalization

Acquisition of RBR Global LLC

On October 29, 2021, RBR Global Inc. ("RBR Inc.") entered into a Share Exchange Agreement (the "Agreement") with RBR Global LLC, a Florida limited liability company ("RBR LLC").

Pursuant to the terms of the Agreement, the Company issued 155,200,000 shares of its common stock to the shareholders of RBR LLC in exchange for 100% ownership of RBR LLC (the "Share Compensation"). The Company's common stock is not historically traded at significant volume which has caused significant fluctuations in the price per share. For the initial valuation, the stock was valued at $0.001 per share, which is the par value, or $155,200.

The following table summarizes the consideration given for RBR LLC and the fair values of the assets and liabilities assumed at the acquisition date.

Consideration given:	
Common stock shares given	$ 155,200
Total consideration given	$ 155,200

Following the Agreement, RBR LLC is a wholly owned subsidiary of the Company.

Accounting Treatment of the Reverse Capitalization

For financial reporting purposes, the Share Exchange represented a "reverse capitalization" rather than a business combination and Private Company was deemed to be the accounting acquirer in the transaction. The Share Exchange has been accounted for as a reverse recapitalization.

RBR Global LLC is deemed to be the acquirer for financial reporting purposes, and RBR Global Inc. is treated as the acquired company. Consequently, the assets and liabilities and the operations that are reflected in the historical financial statements prior to the Share Exchange are those of RBR LLC and are recorded at the historical cost basis of RBR LLC, and the financial statements after completion of the Share Exchange will include the assets and liabilities of RBR Inc. and RBR LLC, and the historical operations of RBR LLC and operations of both companies from the closing date of the Share Exchange.

NOTE 9 - Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued.

During 2022, the Company entered into three purchase and sale agreements under the MFA whereby the Company received a total of $1,168,000 in net proceeds and is obligated to repay $1,343,200. In addition, the Company re-financed $925,000 remaining on one of its 2021 purchase and sale agreements and is obligated to repay $1,064,000.

During 2022, the Company received three separate subscriptions of note payables through its 506(c)-offering totaling $650,000. The notes bear interest at a fixed rate of 14% per annum and mature on November 30, 2023 (Note 5).

During 2022, the Company borrowed $100,000 through a promissory note which bears interest of 5% per month.